August 1, 2024

Thomas W. Toomey
Chairman of the Board and Chief Executive Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

       Re: UDR, Inc.
           Registration Statement on Form S-3
           Filed July 31, 2024
           File No. 333-281135
Dear Thomas W. Toomey:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David H. Roberts